February 1, 2013

VIA EDGAR CORRESPONDENCE

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Tucker Holdings, Inc.

Form 10-K for Fiscal Year Ended December 30, 2011

Filed April 9, 2012

Dear Ms. Collins:

Thank you for your letter dated January 18, 2013 to Mr. William T. Kansky related to the Securities and Exchange Commission’s (“Commission”) comment on Delta Tucker Holdings, Inc.’s Form 10-K for the fiscal year ended December 30, 2011. I am responding to your letter as Vice President and Controller of DynCorp International Inc., the wholly owned subsidiary of Delta Tucker Holdings, Inc. (the “Company”). I reiterate the Company’s commitment to provide full and fair disclose to investors and welcome suggestions for enhancing the overall disclosures contained in its periodic filings with the Commission.

Attached is the Company’s response to your specific comment. For the convenience of the Staff, we have repeated the Staff’s comment in italics immediately above our response to the corresponding comment. Thank you for your consideration of our response and observation to your comment.

Pursuant to your request, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1835.

Sincerely,

/s/ Robert B. Hille
Robert B. Hille Vice President and Controller

cc:	Securities and Exchange Commission

Melissa Kindelan, Staff Accountant

Christine Davis, Assistant Chief Accountant

DynCorp International Inc.

Gregory S. Nixon, Senior Vice President and General Counsel

William T. Kansky, Senior Vice President and Chief Financial Officer

Form 10-K for Fiscal Year Ended December 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Delta Tucker Holdings, Inc. Results of Operations—Fiscal Year Ended December 30, 2011, page 32

Comment 1

We note your response to our prior comment 1 and it is unclear why you believe that providing supplemental discussion of pro forma financial information for the twelve months ended December 31, 2010 in comparison to the year ended December 30, 2011 would not provide a better context for the 2011 results. In this regard, you disclose that Delta Tucker Holdings, Inc. was formed for the purpose of acquiring DynCorp International and had immaterial assets and virtually no operations. Based on that disclosure it appears the operations of DynCorp International are the company’s only operations for those two periods and it does not appear is if the pro forma adjustments required to present pro forma information under Article 11 would be complex or significant. Further it is not clear from your response why the change in the management team would significantly impact comparability of operating results or why you believe the current stakeholders would not benefit from analysis comparing the operations of the business over these periods. To the extent there are differences in these two periods due to the change in the management team or in the company’s priorities as a result of the change in stakeholders, it would appear to us that any such differences could be explained within the analysis. We also note that in the Form S-4 filed on April 27, 2011 you have already prepared a pro forma consolidated statement of operations for the year ended December 31, 2010 and have indicated on page 55 of the S-4 that providing the pro formas is beneficial to the reader as it provides more insight into our results of operations and provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner that management reviews and analyzes the results of operations. Please further explain your position or tell us your consideration of including such analysis in the 2012 10-K.

Response

We appreciate your review of our Annual Report on Form 10-K for the fiscal year ended December 30, 2011. In reviewing the Commission’s comment we considered providing supplemental discussion of pro forma financial information for the twelve months ended December 31, 2010 in comparison to the year ended December 30, 2011. Consistent with the presentation included within the Company’s S-4 filed on April 27, 2011, the Company will enhance its disclosure by including the following pro forma consolidated results of operations for the twelve months ended December 31, 2010 as well as supplemental discussion of the pro forma information compared to the results of operations for the year ended December 30, 2011 within our Annual Report on Form 10-K for the year ended December 31, 2012, subject to modification as appropriate.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements have been derived from or developed by applying pro forma adjustments to the combined historical information from Delta Tucker Holdings, Inc. for the period from April 1, 2010 (inception) through December 31, 2010 and DynCorp International’s historical information for the period from January 2, 2010 through July 2, 2010. The combination involves presenting the Predecessor’s results for periods prior to the Merger, of which a portion of the results was prior to the inception of Delta Tucker Holdings, Inc. We believe that this approach is beneficial to the reader as it provides more insight into our results of operations and provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner that management reviews and analyzes the results of operations.

The historical financial statements of Delta Tucker Holdings, Inc. do not include the consolidated results of Global Linguist Solutions (“GLS”). Although our economic and voting interests in GLS did not change, there was a change in our related party relationship resulting from the Merger. The adoption of ASU No. 2009-17 required us to account for our interests in GLS under the equity method of accounting and resulted in the deconsolidation of GLS at the Merger. The unaudited pro forma consolidated financial statements have been adjusted to reflect the deconsolidation of GLS as if it had occurred on January 2, 2010.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations would have been had the Merger actually occurred on the date indicated. The unaudited pro forma consolidated financial statements should be read in conjunction with the information contained in ‘‘Selected Financial Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

The Merger was accounted for using acquisition accounting. The pro forma information presented, including allocation of purchase price, is based on the fair values of assets acquired and liabilities assumed, currently available information and assumptions. The final purchase price allocation was dependent on, among other things, the finalization of asset and liability valuations. As of the date of this Annual Report, the final valuation prepared by third-party appraisers was complete and was used to determine the fair values of the assets acquired, the liabilities assumed and the related allocation of purchase price.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in thousands)	Historical	Adjustments		Pro Forma
Revenue	$1,697,706	$1,689,443	(1)	$3,387,149
Cost of services	(1,544,184)	(1,545,585	) (1)	(3,089,769)
Selling, general and administrative expenses	(78,024)	(53,852	) (1)(2)	(131,876)
Merger expenses	(51,722)	—		(51,722)
Depreciation and amortization expense	(25,776)	(25,389	) (1)(3)	(51,165)
Earnings from equity method investees	10,337	9,407	(1)	19,744

Operating income	8,337	74,024		82,361
Interest expense	(46,845)	(46,845	) (1)(4)	(93,690)
Bridge commitment fee	(7,963)	—		(7,963)
Interest income	420	84	(1)	504
Other income, net	1,872	3,384	(1)	5,256

(Loss) income before income taxes	(44,179)	30,647		(13,532)
Benefit (provision) from income taxes	7,881	(3,013	) (1)(5)	4,868

Net (loss) income	(36,298)	27,634		(8,664)
Noncontrolling interests	(1,361)	(1,434	) (1)	(2,795)

Net loss (income) attributable to Delta Tucker Holdings, Inc.	$(37,659)	$26,200		$(11,459)

(1)	Represents the elimination of GLS results of operations for the six months ended July 2, 2010 and the addition of DynCorp International Inc’s results of operations for the six months ended July 2, 2010. Our portion of GLS earnings is reflected in earnings from equity method investees. See summary below:

(Amounts in thousands)	DynCorp International Inc. Six Months Ended July 2, 2010	Global Linguist Solutions Six Months Ended July 2, 2010
Revenue	$1,998,504	$(309,061)*
Cost of services	(1,830,793)	285,208
Selling, general and administrative expenses	(57,822)	4,470
Depreciation and amortization expense	(20,989)	—
Earnings from equity method investees	—	9,407

Operating income	88,900	(9,976)
Interest expense	(26,279)	—
Interest income	84	—
Other income (loss), net	2,445	939

Income before income taxes	65,150	(9,037)
Provision for income taxes	(21,946)	—

Net income	43,204	(9,037)
Noncontrolling interests	(10,932)	9,498

Net income (loss) attributable to Delta Tucker Holdings, Inc.	$32,272	$461

*	Adjustments to remove Global Linguist Solutions

(2)	Represents the elimination of Veritas Capital LLP’s management fee of $0.3 million and the addition of the Cerberus Capital Management, L.P. management fee of $0.7 million.
(3)	Represents the elimination of amortization expense associated with historical customer related and other intangible assets and the addition of the amortization expense associated with the customer related and other intangible assets from the Merger of $4.4 million. The customer related intangibles and other intangibles have a weighted average useful life of 9.2 years and 6.1 years, respectively.
(4)	Represents the increase in interest expense to reflect the impact of (i) interest expense resulting from the issuance of debt at the merger date and (ii) the amortization of financing costs over the terms of the corresponding debt. A summary below:

(Amounts in thousands)	For the twelve months ended December 31, 2010
Pro forma interest expense (a)	$42,684
Pro forma amortization of deferred financing fees	4,161

Total pro forma interest expense and deferred financing costs	46,845
Historical interest expense and deferred financing fees (b)	(26,279)

Total increase	$20,566

(a)	Represents pro forma interest expense calculated using our applicable interest rate as of year end as the utilization under the revolver was consistent for the year (i) on the $455.0 million senior unsecured notes, (ii) on the $570.0 million term loan and (iii) on the borrowings under the $150 million revolving credit facility.
(b)	Note the historical interest expense line item on the pro forma income statement includes immaterial amounts of interest expense related to non debt transactions.
(5)	Represents the revised estimated tax provision utilizing the statutory federal and state income tax rate of 35.98% for the calendar year ended December 31, 2010. The tax adjustment was calculated by multiplying the pro forma loss before income taxes times the statutory rate less the historical benefit from income taxes.

Pro Forma Results of Operations for the twelve months ended December 31, 2010 compared to the historical results of operations for the year ended December 30, 2011

Consolidated Results

(Amounts in thousands)	For the year ended December 30, 2011		Pro forma results for the twelve months ended December 31, 2010
Revenue	$3,721,465	100.0%	$3,387,149	100.0%
Cost of services	(3,409,222)	(91.6)%	(3,089,769)	(91.2)%
Selling, general and administrative expenses	(149,551)	(4.0)%	(131,876)	(3.9)%
Merger expenses incurred by Delta Tucker Holdings, Inc.	—	—	(51,722)	(1.5)%
Depreciation and amortization expense	(50,773)	(1.4)%	(51,165)	(1.5)%
Earnings from equity method investees	12,800	0.3%	19,744	0.5%
Impairment of equity method investment	(76,647)	(2.0)%	—	—
Impairment of goodwill	(33,768)	(0.9)%	—	—

Operating income	14,304	0.4%	82,361	2.4%
Interest expense	(91,752)	(2.5)%	(93,690)	(2.8)%
Bridge commitment fee	—	—	(7,963)	(0.2)%
Loss on early extinguishment of debt	(7,267)	(0.2)%	—	—
Interest income	205	—	504	—
Other income, net	6,071	0.2%	5,256	0.2%

Loss before income taxes	(78,439)	(2.1)%	(13,532)	(0.4)%
Benefit from income taxes	20,122	0.5%	4,868	0.1%

Net loss	(58,317)	(1.6)%	(8,664)	(0.3)%
Noncontrolling interest	(2,625)	(0.1)%	(2,795)	(0.1)%

Net loss attributable to Delta Tucker Holdings, Inc.	$(60,942)	(1.7)%	$(11,459)	(0.4)%

Revenue — Revenue for the year ended December 30, 2011 was $3,721.5 million, an increase of $334.3 million, or 9.9%, compared to the pro forma twelve months ended December 31, 2010. The increase was primarily driven by an increase in LOGCAP IV operations in Afghanistan. Revenue growth was also attributable to our INL Air Wing program as a result of expanding aircraft and personnel requirements in support of the DoS in Iraq and Afghanistan as well as continued growth under our CFT and CNTPO programs. These increases in revenue were partially offset by the loss of the LCCS contract during the first quarter of 2011.

Cost of services — Cost of services are comprised of direct labor, direct material, overhead, subcontractor, travel, supplies and other miscellaneous costs. Cost of services for the year ended December 30, 2011 was $3,409.2 million, an increase of $319.5 million, or 10.3%, compared to the pro forma twelve months ended December 31, 2010. The increase in Cost of services was primarily due to the growth in our business consistent with the growth in revenue discussed above. As a percentage of revenue, Cost of services increased to 91.6% for the year ended December 30, 2011 from 91.2% for the pro forma twelve months ended December 31, 2010 primarily as a result the growth of our LOGCAP IV program, a cost-reimbursable contract that operates at lower margins relative to the overall contract mix, which contributed a greater share of our overall consolidated operations during the year ended December 30, 2011 relative to the pro forma twelve months ended December 31, 2010.

Selling, general and administrative expenses (“SG&A”) — SG&A primarily relates to functions such as management, legal, financial accounting, contracts and administration, human resources, management information systems, purchasing, and business development. SG&A increased by $17.7 million, or 13.4%, to $149.6 million for the year ended December 30, 2011 compared to the pro forma twelve months ended December 31, 2010 primarily as a result of non-routine severance costs incurred during the year ended December 30, 2011 associated with the corporate realignment and the acceleration of the Phoenix and Casals retention bonuses during the year ended December 30, 2011 partially offset by non-recurring severance related costs of $7.5 million associated with our former CEO and CFO during the pro forma twelve months ended December 31, 2010. These changes also drove the increase in SG&A as a percentage of revenue to 4.0% for the year ended December 30, 2011 compared to 3.9% for the pro forma twelve months ended December 31, 2010.

Merger expenses incurred by Delta Tucker Holdings, Inc. — Merger expenses of $51.7 million incurred by Delta Tucker Holdings, Inc. relate to legal costs and deal fees directly associated with the Merger, other than the bridge commitment fee which is discussed separately below. These expenses are non-recurring.

Depreciation and amortization — Depreciation and amortization for the year ended December 30, 2011 was $50.8 million, a decrease of $0.4 million, or 0.8%, compared to the pro forma twelve months ended December 31, 2010. The decrease was primarily the result of certain non-compete agreements becoming fully amortized during the second half of the year ended December 30, 2011.

Earnings from equity method investees — Earnings from equity method investees includes our proportionate share of the income of our equity method investees deemed to be operationally integral to our business, such as GLS. Earnings from equity method investees for the year ended December 30, 2011 was $12.8 million, a decrease of $6.9 million, or 35.2%, compared to the pro forma twelve months ended December 31, 2010. The decrease was primarily the result of the decrease in our GLS earnings. In September 2011, we recorded an impairment of our investment in GLS resulting in us no longer recognizing any such earnings until we receive cash through dividend distribution.

Impairment of equity method investment — During the year ended December 30, 2011, we recorded a $76.6 million impairment of our investment in GLS as we concluded it had a loss in value that was other than temporary. As such, we no longer recognize any earnings from our investment in GLS until we receive cash through a dividend distribution.

Impairment of goodwill — During the year ended December 30, 2011 we recognized an impairment charge of $33.8 million on the goodwill associated with two reporting units within the Training and Intelligence Solutions Segment as a result of the decline in the projected future cash flows resulting primarily from uncertain market trends and shifts in program priorities and funding requirements which has resulted in lower margins.

Interest expense — Interest expense for the year ended December 30, 2011 was $91.8 million, a decrease of $1.9 million, or 2.1%, compared to the pro forma twelve months ended December 31, 2010. The decrease was primarily due to the reduction of the principal balance of our Term Loan. We made principal prepayments of $147.3 million during the year ended December 30, 2011.

Bridge commitment fee incurred by Delta Tucker Holdings, Inc. — Bridge commitment fees of $8.0 million relate to costs associated with a bridge financing arrangement which expired upon issuance of the notes issued in connection with the Merger.

Loss on early extinguishment of debt — Loss on the early extinguishment of debt of $7.3 million for the year ended December 30, 2011 was attributable to principal prepayments on our Term Loan totaling $147.3 million made during the year ended December 30, 2011.

Other income, net — Other income, net includes our share of earnings from unconsolidated joint ventures that are not operationally integral to our business as well as gains/losses from foreign currency. Other income, net was $6.1 million for the year ended December 30, 2011, an increase of $0.8 million, or 15.5%, compared to the pro forma twelve months ended December 31, 2010. The increase in Other income, net was primarily due to growth of operations under our unconsolidated joint venture Babcock DynCorp Limited.

Income taxes — The effective tax rate for the year ended December 30, 2011 was 25.7%, as compared to 36.0% for the pro forma twelve months ended December 31, 2010. The effective tax rate for the year ended December 30, 2011 was driven primarily by our combined federal and state statutory rates and certain permanent differences, primarily resulting from the Merger, as well as the reversal of approximately $1.0 million in reserves on uncertain tax positions in conjunction with new IRS guidance. The effective tax rate for the pro forma twelve months ended December 31, 2010 was calculated by multiplying the pro forma loss before income taxes times the statutory rate less the historical benefit from income taxes.